Exhibit (a)(1)(B)

TO:	Eligible Employees
FROM:	Sylvia Summers Couder
SUBJECT:	IMPORTANT NEWS: Launch of Option Exchange Program
DATE:	February 10, 2010
IMPORTANT NEWS — PLEASE READ IMMEDIATELY.
I am pleased to announce that today we have commenced the voluntary stock option exchange program, referred to as the “Exchange Program,” previously approved by our Board of Directors and our stockholders. The Exchange Program will give eligible employees a one-time opportunity to exchange certain outstanding stock options that are “underwater” for a lesser number of shares of restricted stock or restricted stock units to be granted under our 2010 Equity Incentive Plan. We believe that the Exchange Program is in the best interests of our stockholders because it will help us to retain and motivate our most talented employees, while reducing the total number of outstanding stock options held by our employees. This is a voluntary program – eligible employees will make their own choice whether to participate.
This letter is an introduction to the Exchange Program but does not detail all the terms and conditions that apply. The specific details of the Exchange Program are included in the “Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Rights,” as well as the other offering materials contained in the Schedule TO we filed with the Securities and Exchange Commission today (collectively, the “Offering Materials”), all of which are available on the exchange program website, located at https://trident.equitybenefits.com. To log into the website, please use your Employee ID Number, [*****], as your log-in ID and [*****] as your initial password. You will be required to reset your password during your initial login.
Eligibility criteria are explained in detail in the Offering Materials located on the exchange program website, but generally speaking the Exchange Program is open to current employees of Trident or any of its subsidiaries who hold stock options granted prior to February 10, 2009 that have an exercise price equal to or greater than $4.69 per share. We encourage you to carefully read the Offering Materials so you can make an informed decision on whether or not to participate in the Exchange Program. Please also review the exchange program website for more information and instructions on how to elect to participate in the program, change a prior election and withdraw your election before the end of the election period.
Due to legal requirements, no one from Trident is authorized to provide you with advice, recommendations or additional information regarding the Exchange Program. If you have technical difficulty accessing the exchange program website and require assistance, please email: optionexchange@tridentmicro.com.
Eligible employees who wish to participate must make their elections before the offer expiration deadline of 9:00 p.m. Pacific Standard Time on March 10, 2010 (or a later date if the offer is extended).
On behalf of the management team and the Board of Directors, thank you for all your efforts to make us a better company.
Warm regards,
Sylvia Summers Couder
Chief Executive Officer, Trident Microsystems, Inc.